United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

May 2019

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒  Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐  No   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐  No   ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐  No   ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-   .)

Table of Contents:

Press Release	3
Signature Page	11

INDEMNITY AGREEMENT

By this private instrument,

VALE S.A., a publicly held corporation, with headquarters at the address Praia de Botafogo no. 186 — 9 Andar, Torre Oscar Niemeyer, in the city of Rio de Janeiro, state of Rio de Janeiro, Corporate Taxpayer Number (Cadastro Nacional de Pessoas Jurídicas — CNPJ) 33.592.510/0001-54, herein represented in the form of its By-Laws, hereinafter referred to as VALE;

[Extraordinary Independent Consulting Committee member information], hereinafter referred to as COMMITTEE MEMBER;

VALE and COMMITTEE MEMBER, hereinafter jointly referred to as PARTIES, and separately also referred to as PARTY;

WHEREAS

I.                            The COMMITTEE MEMBER was appointed to the position of Member of VALE’S Extraordinary Independent Consulting Committee for [•] (“COMMITTEE”) on [•].

II.                       The exercise of the duties assigned to said position requires the COMMITTEE MEMBER to assume liabilities that, when materialized, may entail the obligation to pay fines and/or indemnities to third parties;

III.                  The PARTIES acknowledge that the Directors and Officers Civil Liability Insurance (D&O) taken out by VALE has limited coverage and its acquisition depends on many factors that are external to VALE’S interests;

IV.                   The COMMITTEE MEMBER will perform important work at VALE and VALE is, therefore, interested in keeping the COMMITTEE MEMBER in the position of Member of VALE’S Extraordinary Independent Consulting Committee for [•] and will provide to the COMMITTEE MEMBER effective conditions so that they can exercise their role with the peace of mind and confidence necessary for the good performance of their duties;

The PARTIES THEREFORE agree to enter into this Indemnity Agreement (“AGREEMENT”), which will be governed by the following terms and conditions:

I.                                       PURPOSE

1.1.                            VALE undertakes to guarantee and indemnify the COMMITTEE MEMBER for any expenses that the COMMITTEE MEMBER is proven to incur or for amounts that they are ordered to pay, by virtue of any investigation, administrative, arbitral and/or judicial proceedings that seek to attribute liability to the COMMITTEE MEMBER for any act performed by them or omission exclusively related to the performance of the duties associated with the position to which they were appointed at VALE and/or its controlled/associated companies, as applicable, provided that the

Indemnity Agreement entered into between Vale S.A. and [COMMITTEE MEMBER] (continued).

COMMITTEE MEMBER has performed such act (or such omission) in good faith, observing the procedures and conditions set forth in this AGREEMENT; likewise, VALE shall take all necessary measures to indemnify the COMMITTEE MEMBER in the event the COMMITTEE MEMBER may be held liable for corporate debts with their property, is unduly included on a delinquent taxpayer registry or has their personal assets blocked (“Proceeding”).

1.2.                            The indemnity set forth in item 1.1 above includes, but is not limited to, all legal and/or administrative expenses, including defense costs, as well as any amounts due as damages, interest and monetary sanctions.

1.3.                            The COMMITTEE MEMBER shall immediately notify VALE about any Proceeding that they have knowledge of, whether through official letter, summons, notification or subpoena, or by any other means, accompanied by any and all documents and information related to such Proceeding.

1.3.1.                 Once notified under the terms of item 1.3 above, VALE may, provided that it formally notifies the COMMITTEE MEMBER within at least 1/3 (one third) of the legal or regulatory period that they have to present their statement or defense, (i) sponsor their defense, either through internal counsel or through counsel hired by VALE, and (ii) take all measures it understands to be applicable, including acquiring bank guarantees, in the event the COMMITTEE MEMBER is held liable for corporate debts with their property, is unduly included on a delinquent taxpayer registry or has their personal assets blocked.

1.3.2.                If Vale does not make any statement within the period mentioned in subitem 1.3.1 above, the COMMITTEE MEMBER shall be authorized to hire counsel to act on their defense, provided that VALE shall bear the respective costs, subject to the other terms and conditions established in this AGREEMENT and the general terms for hiring adopted by Vale.

1.4.                            Any execution of in-court or out-of-court settlements or commitment agreements by the COMMITTEE MEMBER shall only give rise to the right to indemnify provided in this AGREEMENT if VALE has previously agreed in writing with the terms of such settlement or agreement.

1.5.                            The PARTIES hereby agree that the agreed indemnity shall not include any advance payments or loans of any nature.

1.6.                            Without prejudice to the provision in Section 1.5 above, the PARTIES agree that, if the COMMITTEE MEMBER has any checking account which is electronically blocked due to any indemnity event set forth in this AGREEMENT (“ELECTRONIC BLOCK”), while this ELECTRONIC BLOCK is not resolved, VALE undertakes to directly provide to the COMMITTEE MEMBER, within ten (10) business days starting from the date it was informed about the ELECTRONIC BLOCK, an amount equal to that blocked in the checking account to be informed by the COMMITTEE MEMBER.

1.6.1.                 The amount set forth in Section 1.6 above shall be returned to VALE within ten (10) business days after the ELECTRONIC BLOCK is resolved. If the ELECTRONIC BLOCK is partially resolved, the COMMITTEE MEMBER shall return only the amount equal to the amount effectively resolved.

II.                                  EXCLUSIONS

2.1.                           The PARTIES agree that the COMMITTEE MEMBER shall not be entitled to the protections provided in this AGREEMENT when they are directly or indirectly related to:

(a)             any active or passive behavior of the COMMITTEE MEMBER in bad faith, gross fault or through fraud, misuse of purpose, disclosure of strategic and confidential information against VALE’S interests, or outside the purview of the position for which they were elected;

(b)             any fraudulent act or act considered an intentional crime;

(c)              any act in their own interest or that of a third party, to the detriment of VALE’S corporate interests, provided that such acts shall not be considered as such if performed in the due exercise of the purposes for which the COMMITTEE was created;

(d)             any act beyond the exercise of the duties as a COMMITTEE MEMBER;

(e)              action for damages filed by VALE against the COMMITTEE MEMBER;

(f)               any proceeding filed by the COMMITTEE MEMBER against VALE, except insofar as the proceeding filed by the COMMITTEE MEMBER has the purpose of enforcing the terms of this AGREEMENT and is granted in favor of the COMMITTEE MEMBER by an unappealable court order or arbitral award that is not nullified by a later court order;

(g)              abandonment of position; and

(h)             indemnity, expenses or amounts paid to the COMMITTEE MEMBER in the scope of the applicable coverages of any Directors and Officers Civil Liability Insurance policy - D&O.

2.2.                           Vale’s Board of Directors shall be the body responsible for evaluating if the acts of the COMMITTEE MEMBER are included in any of the exclusions mentioned in item 2.1 above, and the decisions of the Board of Directors in this regard must be substantiated.

III.                             TERM

3.1.                            The obligation now agreed encompasses all acts performed by the COMMITTEE MEMBER during the exercise of the position under this AGREEMENT, including any ongoing Proceeding against the COMMITTEE MEMBER and any other Proceeding initiated even after the end of their work as member of the COMMITTEE.

IV.                              INDEMNITY PAYMENT

4.1.                           VALE shall pay any indemnity or expense to the COMMITTEE MEMBER or to third parties such that the COMMITTEE MEMBER is indemnified within six (6) business days after the receipt of all documents necessary for such, pursuant to the terms and conditions set forth in this AGREEMENT.

4.2.                           All payments shall be made in Brazilian currency. In the event that a judgment is rendered, a settlement is executed, or the COMMITTEE MEMBER otherwise incurs indemnifiable expenses, pursuant to this AGREEMENT, in foreign currency, the indemnity amount will be converted into Brazilian currency at the purchase exchange rate of the Brazilian currency disclosed by the Brazilian Central Bank on the business day immediately prior to the payment date.

V.                                   SUBROGATION

5.1.                            In the event VALE makes any direct payment to the COMMITTEE MEMBER or to third parties based on this AGREEMENT, VALE shall be immediately subrogated to any and all reimbursement to which the COMMITTEE MEMBER is entitled, including of any Directors and Officers Civil Liability Insurance policy - D&O. Furthermore, the COMMITTEE MEMBER must execute all documents necessary, as well as perform all possible acts to guarantee such rights to VALE, including executing any documents necessary to permit VALE to file any judicial proceeding on behalf of the COMMITTEE MEMBER.

5.2                               Under no circumstances shall VALE exercise its subrogation rights included herein against the COMMITTEE MEMBER, except if there is intent, fraud or any unlawful action performed by the COMMITTEE MEMBER to obtain for themselves or third parties the benefits guaranteed under this AGREEMENT.

VI.                              NOVATION AND WAIVER

6.1.                           The failure, in whole or in part, to exercise any right set forth in this AGREEMENT, or any delay by the COMMITTEE MEMBER or by VALE, as applicable, to exercise any right, power or privilege under this AGREEMENT, will not constitute novation, nor will it correspond to a waiver of the same.

6.2                              Any waiver by the COMMITTEE MEMBER or by VALE, as applicable, of any right set forth herein, shall not correspond to the waiver of any other right, power of privilege under this AGREEMENT.

6.3                              The partial exercise of any right, power or privilege set forth herein shall not prevent the future exercise of the same or the exercise of any other right, power or privilege under this AGREEMENT.

VII.                         VALIDITY AND EFFECTIVENESS

7.1.                           If any of the Sections contained in this AGREEMENT is declared null or ineffective, it shall not jeopardize the validity and effectiveness of the others, which shall remain fully valid and enforceable, and the PARTIES undertake to make their best efforts to validly agree to obtain the same effects of the covenant that has been annulled or declared ineffective.

7.2.                           This AGREEMENT represents the consensus of the PARTIES with respect to the topic addressed herein and it replaces all prior agreements, promises, conventions, arrangements, communications, representations or warranties, both verbal and written, that were maintained between the PARTIES.

VIII.                    NOTIFICATIONS

8.1.                            All notices, notifications, communications and other documents to be transmitted under this AGREEMENT must be made in writing and delivered personally, by letter, fax or email, with confirmation of receipt:

To VALE:

Praia de Botafogo no. 186 — 9 Andar, Torre Oscar Niemeyer

Botafogo, Rio de Janeiro, Rio de Janeiro

Fax: (21) 3814-8810

E-mail: [•]

c/c:        General Counsel

To the COMMITTEE MEMBER:

[•]

8.2.                            The change in address or change of any of the numbers indicated above must be promptly communicated to the other party, as set forth herein; if said communication fails to be made, any notice or notification made as indicated in item 8.1 above shall be deemed as having been properly made and received.

IX.                              CONFIDENTIALITY

9.1                              The PARTIES undertake to not disclose to third parties any data or information relating to this AGREEMENT, except to meet legal requirements or when demanded by tribunal, court or governmental authority with appropriate jurisdiction.

9.2                              The COMMITTEE MEMBER also undertakes to not disclose to the press or the market or to the public in general any data or information regarding any

Proceeding, without the prior written consent of VALE regarding the content to be disclosed.

X                                      AMENDMENTS

10.1                        Any and all amendments to this AGREEMENT shall only be valid if mutually agreed by the PARTIES and if done in writing, with the signature of the PARTIES, or of who is duly vested with such powers by the parties, in the presence of two witnesses.

XI                                 BINDING EFFECT

11.1                       This instrument is binding upon the PARTIES and their respective successors.

XII                            ENFORCEABLE INSTRUMENT

12.1                       This instrument is binding upon the PARTIES and their respective successors, and the PARTIES hereby acknowledge that this AGREEMENT constitutes an out-of-court enforceable instrument for all legal purposes.

XIII                       ARBITRATION

13.1.                     If a dispute is not resolved by the PARTIES amicably, either of the PARTIES may submit the dispute to arbitration, so that it may be settled in compliance with Law No. 9,307/96 and with the Regulations (“REGULATIONS”) of the Market Arbitration Chamber (“ARBITRATION CHAMBER”), in a proceeding to be administered by this Arbitration Chamber (“ARBITRATION”).

13.2.                     If the PARTIES refuse to submit themselves to ARBITRATION, the ARBITRATION shall proceed as established in the REGULATIONS.

13.3.                     The seat of ARBITRATION shall be the city of Rio de Janeiro, state of Rio de Janeiro, where the arbitral award shall be rendered. The official language of the ARBITRATION shall be Portuguese.

13.4.                     The ARBITRATION shall be governed by the laws of the Federative Republic of Brazil and shall be an ARBITRATION by law; the arbitrators shall be prohibited from deciding equitably.

13.5.                     The ARBITRATION shall be subject to the same statute of limitations that would apply to the applicable judicial proceeding.

13.6.                     The arbitral tribunal shall be comprised of three arbitrators. Each of the PARTIES shall choose an arbitrator in accordance with the REGULATIONS, and the arbitrators appointed by the PARTIES shall choose, jointly and by mutual agreement, the third arbitrator, who shall preside over the arbitral tribunal. If the PARTIES do not appoint the arbitrators, they shall be appointed under the terms of the REGULATIONS.

13.7.                     The arbitral award shall order to what extent the losing Party shall bear the expenses incurred by the winning Party, including attorney’s fees and costs on legal experts and specialists.

13.8.                     At the end of the proceedings, the arbitrators’ fees and expenses common to the PARTIES and related to the proceeding, such as fees due to the ARBITRAL CHAMBER, stenographer, rental of rooms for hearings, expert fees, among others of the same nature, shall be borne by the losing Party or borne proportionally in the case of loss of arbitration by both parties.

13.9.                     The arbitral award shall be final and definitive. The PARTIES assume the irreversible and irrevocable commitment to comply with all the terms of decisions rendered in the scope of the ARBITRATION and, primarily, the arbitral award.

13.10.              The arbitral award must be executed within 15 (fifteen) business days after its receipt, or within another deadline fixed in the award itself, under penalty of application of a compensatory fine of 1% of the value of the adverse award, per day of delay, without prejudice to orders and penalties contained in the arbitral award.

13.11.              Without prejudice to the validity of this section, the PARTIES reserve the right to resort to the Judiciary in order to:

(i)                                     Execute any obligations arising from the AGREEMENT, provided that the requirements demanded in procedural law are present;

(ii)                                  Before the arbitral tribunal has been constituted, obtain provisional relief, when the granting of such relief is essential to ensure to the PARTY the exercise of the rights agreed upon in the AGREEMENT;

(iii)                               Execute any decision of the arbitral tribunal, including, but not limited to, the arbitral award; and

(iv)                              Seek nullification of the arbitral award, as set forth in law.

13.12.              In the scenarios set forth in the previous item, the jurisdiction of the Central Judicial District of Rio de Janeiro, state of Rio de Janeiro, shall be the competent court to hear any judicial proceeding.

13.13.              As they await the final result of an ARBITRATION, the PARTIES shall continue to comply with their respective obligations arising from the AGREEMENT, unless decided otherwise by the arbitral tribunal or by the Judiciary, under item 13.11 above.

13.14.             The PARTIES agree to treat the arbitral proceeding, related documents and information as confidential information under Section IX of the AGREEMENT, except to the extent necessary to exercise their rights.

In witness whereof, the PARTIES, binding themselves and their successors, irrevocably and irreversibly, sign this AGREEMENT in two copies of equal form and content in the presence of the two undersigned witnesses.

Rio de Janeiro, [•].

[•]

VALE S.A.

Witnesses:

Name:	Name:
I.D.:	I.D.:
Individual Taxpayer Number (Cadastro de Pessoas Físicas — CPF):	Individual Taxpayer Number (Cadastro de Pessoas Físicas — CPF):

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ André Figueiredo
Date: May 30, 2019		Director of Investor Relations